Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

Livongo & Teladoc Combination—Frequently Asked Questions

1.	What was announced today? Is this a merger or was Livongo acquired?

2.	What are the benefits of the merger?

3.	What role will Livongo management have in the combined entity?

4.	Why is this the right path forward for Livongo? Does the merger advance the Company’s strategy and if so, how?

5.	How did this merger come about? Who made the initial outreach?

6.	How will Livongo be operated as part of the combined company? Will it be a standalone segment or integrated with others?

7.	Will the Livongo headquarters move?

8.	What are the plans to implement Livongo’s AI and data analysis capabilities across Teladoc Health Health’s existing business?

9.	How have investors reacted to the merger announcement?

10.	Do you expect Livongo shareholders to approve the merger?

11.	Does this merger create a risk that Livongo loses its focus on chronic care management?

12.	Is this merger a result of short-term market conditions due to the coronavirus environment? Will telehealth and virtual health demands diminish after a vaccine is approved?

13.	Do you expect there to be significant regulatory/antitrust issues as a consequence of this merger?

14.

When do you expect the merger to close? Could the recent resurgence in COVID-19 cases cause delays? Can you provide any comments on markets we should be thinking about that could impact the closing time?

15.	How much do you expect to realize in cost synergies and where do they come from? How many jobs will be cut and from where?

16.	What are the potential revenue opportunities? How confident that you will be able to achieve them?

17.	Why is Livongo being sold? We just reported strong earnings. Haven’t we been doing well?

18.	Why are we a good fit with Teladoc Health?

19.	How will this impact my job?

20.	Who will run the combined company?

21.	What role is Livongo’s management team expected to play in the new entity?

22.	What will happen to Livongo facilities and offices?

23.	How will this announcement change Livongo’s daily business? What should employees be doing now?

24.	What is the benefit to Livongo employees becoming part of the Teladoc Health team?

25.	How will Livongo integrate into Teladoc Health? Who will run the integration process?

26.	How will it work in our remote working environment?

27.	Will the Livongo mission and/or strategy change after the acquisition?

28.	Is Teladoc Health a good cultural fit for Livongo?

29.	What happens with the Livongo stock that I own? What happens with our compensation and benefits when we become Teladoc Health employees?

30.	Will my years of service with Livongo transfer to Teladoc Health?

31.	Will reporting relationships change? Will my job role change?

32.	Can we engage with our Teladoc Health counterparts now?

33.	Can we discuss the merger on social media?

34.	How will we get more information about the progress of the merger?

35.	What do I do if someone from the media contacts me?

36.	Who do we go to with questions?

37.	Will we have an opportunity to hear from Teladoc Health executives?

Question:

1. What was announced today? Is this a merger or was Livongo acquired?

Answer:

•	Teladoc Health and Livongo announced that they have entered into a definitive merger agreement, which has been unanimously approved by the Board of Directors of each company.

•

We are combining Teladoc Health’s strength in virtual care with ours in chronic condition management to create a first-of-its-kind virtual care partner for all stakeholders across the full spectrum of health. The merger has the potential to transform the way consumers access healthcare and making it easier for people to stay healthy via a new high-quality care delivery model focused on delivering pioneering whole-person care for better health outcomes at lower cost.

Question:

2. What are the benefits of the merger?

Answer:

•

This deal unlocks the full potential of virtual care and brings together two platforms with complementary capabilities that our Members have been asking for. Together, the combined platform will be able to deliver a truly virtual care experience with informed and integrated clinical care across primary, chronic, and acute care specialties, leveraging Teladoc Health’s access to physicians and presence across care models with Livongo’s proven AI+AI engine to provide tailored care models for value-based care and data-driven follow-up.

•	The merger unlocks significant revenue synergy opportunities and the ability to better capture share in an addressable market of over $200 billion.

•	There is tremendous cross selling into each company’s client base, which currently has an overlap of only 25%

Question:

3. What role will Livongo management have in the combined entity?

Answer:

•	Jason Gorevic, current CEO of Teladoc Health, will be the CEO of the combined company.

•	Led by Teladoc Health chairman, David Snow, the newly combined Teladoc Health Board of Directors will be comprised of eight members of the Teladoc Health Board and five members of the Livongo Board.

Question:

4. Why is this the right path forward for Livongo? Does the merger advance the Company’s strategy and if so, how?

Answer:

•

We have always been guided by our commitment to serve our Members and have already launched a telehealth capability. This merger is the next step in that evolution, and it significantly expands our footprint and reach, increases access to healthcare across many communities, and will enable many, many more people with chronic conditions to stay healthier.

Question:

5. How did this merger come about? Who made the initial outreach?

Answer:

•

Our Board is always looking for ways to take our company forward, better meet the needs of members and deliver value to shareholders. After careful review and with the assistance of outside advisors, we determined that this is the right combination at the right time. We will provide more details on the merger in the proxy filing.

Question:

6. How will Livongo be operated as part of the combined company? Will it be a standalone segment or integrated with others?

Answer:

•	Livongo and its proven AI+AI engine and data-driven approach are expected to play a key role in the growth of the combined company on a go-forward basis.

Question:

7. Will the Livongo headquarters move?

Answer:

•	The combined company will be headquartered in Purchase, NY, the location of Teladoc Health’s current headquarters, with operations and offices throughout the country.

Question:

8. What are the plans to implement Livongo’s AI and data analysis capabilities across Teladoc Health Health’s existing business?

Answer:

•

We are looking forward to leveraging Teladoc’s broad integrated services across virtual care with Livongo’s data-driven approach to providing actionable, personalized, and timely health signals. The combined company’s platform will feature the full range of health support including AI+AI engine-driven “nudges” and health coaches to therapists, physicians and specialists, available anytime, anywhere to ensure the right care is always delivered. We will continue to update as we jointly unlock the full potentials of these companies.

Question:

9. How have investors reacted to the merger announcement?

Answer:

•	Although we don’t comment on conversations with specific investors, we are confident that this deal unlocks significant, long-term shareholder value.

Question:

10. Do you expect Livongo shareholders to approve the merger?

Answer:

•

The Boards of both companies are unanimously recommending that shareholders vote to approve the merger and we believe both sets of shareholders will recognize the compelling strategic and financial rationale of this combination.

Question:

11. Does this merger create a risk that Livongo loses its focus on chronic care management?

Answer:

•

No. This is a highly strategic merger that will create a comprehensive, first-of-its-kind “whole-person” consumer-oriented virtual offering that creates substantial value across the healthcare ecosystem, including those who we help manage their chronic conditions. We expect that as a result of the merger, our chronic care management capabilities will expand tremendously as a result of Teladoc Health’s global reach, which includes 70 million customers in the United States and significant access to high growth segments.

Question:

12. Is this merger a result of short-term market conditions due to the coronavirus environment? Will telehealth and virtual health demands diminish after a vaccine is approved?

Answer:

•

No. The combined platform will be better positioned to support consumers as they continue to choose virtual options for more personalized healthcare long into the future. While COVID-19 has accelerated the transition to virtual care, there are a number of trends present in the healthcare system today that we believe are fundamentally transforming healthcare. These include:

•	Growth in chronic disease prevalence, multiple comorbidities

•	Trend toward virtualization in healthcare across the acuity chain

•	Increased focus on delivering better outcomes at a lower overall cost of care

Question:

13. Do you expect there to be significant regulatory/antitrust issues as a consequence of this merger?

Answer:

•

We will work closely with the appropriate regulators to ensure a smooth and timely review process as we work bring these two great companies together, but we don’t anticipate any significant regulatory/antitrust issues.

Question:

14. When do you expect the merger to close? Could the recent resurgence in COVID-19 cases cause delays? Can you provide any comments on markets we should be thinking about that could impact the closing time?

Answer:

•	The merger is expected to close by the end of Q4 2020, subject to regulatory and Teladoc Health and Livongo shareholder approvals and other customary closing conditions.

Question:

15. How much do you expect to realize in cost synergies and where do they come from? How many jobs will be cut and from where?

Answer:

•	While there may be some efficiencies from bringing two public companies together, this is a merger built around the significant growth opportunities from combining our two complementary companies.

Question:

16. What are the potential revenue opportunities? How confident that you will be able to achieve them?

Answer:

•

Even before factoring in collaboration gains, we believe the combined company has the potential to grow revenues by 30-40%. The combination has the potential to deliver another $100 million in run rate revenue by the end of year two and over $500 million in run rate revenue synergies by 2025.

Question:

17. Why is Livongo being sold? We just reported strong earnings. Haven’t we been doing well?

Answer:

•

Our dedication to our Members is at the forefront of everything we do and is core to the rationale behind this merger with Teladoc Health. Simply put, this will allow us to serve more Members even better. Our company has made tremendous progress in our mission to empower people with chronic conditions to live happier and healthier lives and we have already improved the lives of millions of Members. As a combined company, we will be able to provide more customers with our full suite of solutions to promote sustainable health behavior change that have made Livongo so successful. Together we will create a comprehensive, first-of-its-kind “whole-person” consumer-oriented virtual offering that drives better outcomes and creates substantial value for our Members no matter where care is delivered.

Question:

18. Why are we a good fit with Teladoc Health?

Answer:

•

This merger will benefit our Members by creating a broader platform and an enhanced user experience. We will help to improve outcomes and deliver quantifiable cost savings by combining Teladoc Health’s best-in-class virtual care platform with Livongo’s highly sophisticated capability to collect data and provide useful and actionable insights to Members in real time. As a combined company, we will be able to provide millions of additional people with our full suite of solutions to promote sustainable health behavior change that have made Livongo so successful. The values of the two companies are very aligned and we have complementary cultures and operating philosophies that put a premium on health equity.

Question:

19. How will this impact my job?

Answer:

•

We are in early stages off this merger, and, nothing changes in your job or responsibility as a result of this announcement. It is critical that we all remain focused on our responsibilities as we normally would. While there are always changes when two organizations of this size come together, the rationale for this merger is about the tremendous growth potential ahead of us, not cost savings. We believe this merger provides our team more opportunities for personal and professional growth.

Question:

20. Who will run the combined company?

Answer:

•

Jason Gorevic, current CEO of Teladoc Health, will become the CEO of the combined company. Led by Teladoc Health chairman, David Snow, the newly combined Teladoc Health Board of Directors will be comprised of eight members of the Teladoc Health Board and five members of the Livongo Board.

Question:

21. What role is Livongo’s management team expected to play in the new entity?

Answer:

•	Teladoc Health CEO Jason Gorevic will lead the newly combined organization as CEO and will be working through the organizational structure and additional leadership appointments.

Question:

22. What will happen to Livongo facilities and offices?

Answer:

•

The combined company will be headquartered in Purchase, NY, the location of Teladoc Health’s headquarters, and will continue to support substantial operations in our home state of California. While we don’t have all of the answers right now, we will be as transparent as possible and provide periodic updates as we progress towards the closing of the merger.

Question:

23. How will this announcement change Livongo’s daily business? What should employees be doing now?

Answer:

•

For now, we will continue operating as usual. Until this merger is closed, Livongo and Teladoc Health will continue to function as independent companies and will operate our businesses as usual. It is critical that we all stay focused on our day-to-day responsibilities and serving our Members.

Question:

24. What is the benefit to Livongo employees becoming part of the Teladoc Health team?

Answer:

•

We believe that Livongo employees will have more opportunities to increase skills and grow their careers. The national scale and diversified product offering across the combined company will provide significant opportunities for employees. One of the main reasons Teladoc Health is combining with us is because of our employees and the work we have accomplished together. Teladoc Health shares our values, striving to provide accessible, high quality healthcare service to the communities we serve. Both companies are dedicated to solve complex healthcare challenges and help Members live better, healthier lives.

Question:

25. How will Livongo integrate into Teladoc Health? Who will run the integration process?

Answer:

•

Following completion of the merger, Teladoc Health plans to integrate the two companies using a thoughtful, phased approach. Both teams are committed to maintaining business continuity and service delivery to our Members throughout the integration process. Representatives from both companies will participate in the integration planning.

Question:

26. How will it work in our remote working environment?

Answer:

•

Following completion of the merger, Teladoc Health plans to integrate the two companies using a thoughtful, phased approach with our current working environment in mind. Both teams are committed to maintaining business continuity and service delivery to our Members throughout the integration process.

Question:

27. Will the Livongo mission and/or strategy change after the acquisition?

Answer:

•

Both companies are joined in a common mission to serve our Members and accelerate both revenue growth and global impact. This is a highly strategic combination and will create a pioneer in consumer-centered virtual care and further accelerate the growth of our data-driven member platform and experience. Throughout this merger and following the close, it is imperative that we remember that we have a mission to fulfill as we stay laser focused on our Members. More than ever, the world needs us to expand our footprint and enable many, many more people with chronic conditions to stay healthier.

Question:

28. Is Teladoc Health a good cultural fit for Livongo?

Answer:

•

Yes. Livongo and Teladoc Health share a commitment that the best companies continue to adapt their operations, invest in their people, build new systems and technologies, and seamlessly delivery products and services that simply amaze. We are going to keep pushing forward with our joint mission extending our leadership position in healthcare transformation. The values of the two companies are very aligned and our teams are confident that we will only be stronger together. We also believe this alignment provides our team more opportunities for personal and professional growth.

Question:

29. What happens with the Livongo stock that I own? What happens with our compensation and benefits when we become Teladoc Health employees?

Answer:

•

Any vested stock that you own will be exchanged for Teladoc Health stock as part of the closing process. Any Livongo stock options, restricted stock or restricted stock units you hold as of immediately prior to the closing will be converted into Teladoc Health stock options, restricted stock and restricted stock units, respectively, with adjustments to the awards to reflect the relative share values of Livongo and Teladoc Health. Any performance-based restricted stock units will be converted at the closing into Teladoc Health restricted stock units without continuing performance-based metrics.

•

Teladoc Health has agreed to provide employees for one year following the closing with (i) a base salary, base wages and short-term incentive compensation that are, in each case, no less favorable to those in effect immediately prior to closing and (ii) other employee compensation and benefits (other than long-term incentive, equity and equity-based compensation and deferred compensation) that are, in each case, substantially similar to those in effect as of immediately prior to the closing.

•	As part of the integration planning process, any additional compensation and benefits decisions will be communicated when further details are available.

Question:

30. Will my years of service with Livongo transfer to Teladoc Health?

Answer:

•

Teladoc Health has agreed to provide employees with service credit under Teladoc Health benefit plans for purposes of eligibility, levels of benefits, benefit accrual and vesting (subject to certain limited exceptions)

Question:

31. Will reporting relationships change? Will my job role change?

Answer:

•

There are no plans for any widespread reporting changes in Livongo between now and the close. Any changes to reporting relationships that may take place after close will be part of the integration planning and will be communicated when possible.

Question:

32. Can we engage with our Teladoc Health counterparts now?

Answer:

•

No. We will continue to operate as two separate companies between now and the closing of the transaction. There are legal restrictions on communications during the transaction and you should not engage with Teladoc Health unless you are a member of the team working on the integration planning. The integration team will inform you when it is appropriate for you to begin engaging with your Teladoc Health counterparts.

Question:

33. Can we discuss the merger on social media?

Answer:

•

No. The Securities and Exchange Commission has strict rules about employees communicating about a potential merger. You should not discuss or respond to discussions on social media regarding the merger in any manner.

Question:

34. How will we get more information about the progress of the merger?

Answer:

•

Information will be provided through periodic updates and you can also find additional information about the merger at on the Livongo Hub. We will provide updates on the progress as appropriate and will work to be as transparent as possible.

Question:

35. What do I do if someone from the media contacts me?

Answer:

•	All news media inquiries and requests whether verbal, written or made online, should be immediately directed to John Hallock john.hallock@livongo.com

Question:

36. Who do we go to with questions?

Answer:

•	Please direct any additional questions to your manager.

Question:

37. Will we have an opportunity to hear from Teladoc Health executives?

Answer:

•	Yes. Teladoc Health’s leadership is eager to meet and speak to Livongo employees, and we will create forums for that to happen.

* * *

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health and Livongo, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.